1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 11, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/01/11

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1.	Announcement on 2010/12/13 : New Appointment of Representative Juristic-Person Supervisor

2.	Announcement on 2010/12/13 : Explanation of the report regarding telecom operators’ profit increase after IFRS adoption

3.	Announcement on 2010/12/14 : The Company signs a MOU with China Mobile Research Institute

4.	Announcement on 2010/12/16 : To announce the procurement of HiNet application service server, etc.

5.	Announcement on 2010/12/16 : The Company signs a MOU with Skycloud technology (China).Inc

6.	Announcement on 2010/12/23 : The Company announces to adjust the monthly fee bill charge period to be in line with that of the usage fee starting from Jan. 2011.

7.	Announcement on 2010/12/29 : To announce the acquisition of CPC Corporation, Taiwan- Corporate Bonds

8.	Announcement on 2010/12/30 : Clarification of the report that the company’s EPS for 2011 will be targeting at NT$6

9.	Announcement on 2010/12/30 : The Company signs MOU with Inventec Corporation

10.	Announcement on 2011/01/04 : To change the acting spokesperson of the Company

11.	Announcement on 2011/01/06 : To announce the acquisition of Taiwan Power Company- Corporate Bonds

12.	Announcement on 2011/01/06 : To announce the acquisition of CPC Corporation, Taiwan- Corporate Bonds

13.	Announcement on 2011/01/10 : The Company announces its unaudited revenue for December 2010

14.	Announcement on 2011/01/10 : December 2010 sales

EXHIBIT 1

New Appointment of Representative Juristic-Person Supervisor

Date of events: 2010/12/13

Contents:

1. Date of occurrence of the change: 2010/12/13

2. Name of juristic-person director/ supervisor: Chunghwa Post Co., Ltd.

3. Name and resume of the replaced person: Ming-Shyan Yang; Director of Second Department, DGBAS of the Executive Yuan; Department of Accounting National Cheng chi University.

4. Name and resume of the replacement: Su-Ghen Huang; Vice Director of Second Department, DGBAS of the Executive Yuan; Department of Accounting FuJen Catholic University.

5. Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6. Original term (from                      to                     ): 2010/06/18 ~ 2013/06/17

7. Effective date of the new appointment: 2010/12/13

8. Any other matters that need to be specified: None

EXHIBIT 2

Explanation of the report regarding telecom operators’ profit increase after IFRS adoption

Date of events: 2010/12/13

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/12/13

3. Content of the report: Telecom operators’ profit increase after IFRS adoption

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company is introducing IFRS adoption project, and schedules to report IFRS financial statements at the beginning of 2013. The impact of IFRS conversion on assets (including real estate), liabilities, equity, revenues, cost & expenses (including sales revenues and handset subsidies) is still in the process of evaluation. The company will disclose the aforementioned impact upon completion of evaluation and in accordance with laws and regulations.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 3

The Company signs a MOU with China Mobile Research Institute

Date of events: 2010/12/14

Contents:

1. Date of occurrence of the event: 2010/12/14

2. Counterparty to the contract or commitment: China Mobile Research Institute

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/12/14 ~ 2012/12/13

5. Major content (not applicable where rescinded): Chunghwa Telecom Laboratories signs MOU with China Mobile Research Institute for cooperation in C-RAN technology.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): To upgrade wireless technology and facilitate business expansion.

8. Concrete purpose/objective (not applicable where rescinded): Cooperate to study the C-RAN technology and to test the C-RAN trial network.

9. Any other matters that need to be specified: The cooperation of both parties in C-RAN technology facilitates the realization of a low-cost, high-performance, and energy-saving radio access network.

EXHIBIT 4

To announce the procurement of HiNet application service server, etc.

Date of events: 2010/12/16

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): HiNet Application Service Server, etc.

2. Date of the occurrence of the event: 2009/12/17~2010/12/16

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$318,019,994

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.; subsidiary

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterparty is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

The Company signs a MOU with Skycloud technology (China).Inc

Date of events: 2010/12/16

Contents:

1. Date of occurrence of the event: 2010/12/16

2. Counterparty to the contract or commitment: Skycloud technology(China).Inc

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/12/16 ~ 2013/12/15

5. Major content (not applicable where rescinded):

(1) Offer cloud computing infrastructure services and application services

(2) Promote CHT’s ICT Intelligent Solutions

(3) Build CHT’s exhibition center in Beijing cloud base

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): To facilitate business expansion.

8. Concrete purpose/objective (not applicable where rescinded): Cooperate to promote cross-strait cloud computing services

9. Any other matters that need to be specified: The cooperation of both parties is to develop comprehensive cloud computing services for corporate and retail customers in China.

EXHIBIT 6

The Company announces to adjust the monthly fee bill charge period to be in line with that of the usage fee starting from Jan. 2011.

Date of events: 2010/12/23

Contents:

1. Date of occurrence of the event: 2010/12/23

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: The Company announces to adjust the monthly fee bill charge period to be in line with that of the usage fee starting from Jan. 2011. However, the bill expiry date remains unchanged.

6. Countermeasures: None

7. Any other matters that need to be specified: The adjustment has no material impact on its financial and business operation. The monthly fee is recognized on accrual basis; therefore, there is no impact on the revenue recognition. The delayed monthly fee bill charge will cause year 2011 average account receivables increasing for about NT$6bn. Net profit is expected to decrease for about NT$26mn resulting from the decrease of the interest income. There will be no material impact on EPS calculated based on the number of shares after the capital reduction in Jan. 2011.

EXHIBIT 7

To announce the acquisition of CPC Corporation, Taiwan- Corporate Bonds

Date of events: 2010/12/29

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): CPC Corporation, Taiwan- Corporate Bonds (Code: B71853)

2. Date of occurrence of the event: 2010/12/29~2010/12/29

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$308,171,186.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Yuanta Securities; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination 300,000,000; N/A; N/A.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.76% of total assets; 6.53% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$19.78

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None.

EXHIBIT 8

Clarification of the report that the company’s EPS for 2011 will be targeting at NT$6

Date of events: 2010/12/30

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2010/12/30

3. Content of the report: Chunghwa Telecom expects 2011 revenue to be NT$190.4 billion, EPS NT$6 and income before tax NT$56.6 billion.

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The company has not disclosed the financial forecast for 2011. Any forecast information in the future will be announced upon the Board’s approval.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 9

The Company signs MOU with Inventec Corporation

Date of events: 2010/12/30

Contents:

1. Date of occurrence of the event: 2010/12/30

2. Counterparty to the contract or commitment: Inventec Corporation

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2010/12/30 ~ 2011/12/29

5. Major content (not applicable where rescinded): Chunghwa Telecom and Inventec Corporation to work together to develop and promote cloud computing services.

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Beneficial to the company’s business development.

8. Concrete purpose/objective (not applicable where rescinded): Both companies to work together to develop and promote cloud computing services.

9. Any other matters that need to be specified: None

EXHIBIT 10

To change the acting spokesperson of the Company

Date of events: 2011/01/04

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): acting spokesperson

2. Date of occurrence of the change: 2011/01/03

3. Name, title, and resume of the replaced person: Kuei Fang Yang, business acting spokesperson, Managing Director of Marketing Department.

4. Name, title, and resume of the replacement: Ming-Jung Wu, business acting spokesperson, Deputy Managing Director of Marketing Department.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement”): position adjustment

6. Reason for the change: new replacement

7. Effective date: 2011/01/03

8. Contact telephone number of the replacement: 02-23445392

9. Any other matters that need to be specified: None

EXHIBIT 11

To announce the acquisition of Taiwan Power Company- Corporate Bonds

Date of events: 2011/01/06

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Taiwan Power Company- Corporate Bonds (Code: B903U1, B903SY)

2. Date of occurrence of the event: 2010/11/05~2011/01/06

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$359,982,396.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Capital Securities and Jihsun Securities; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT $2,497,500,000; N/A; N/A.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.87% of total assets; 6.65% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.67

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None.

EXHIBIT 12

To announce the acquisition of CPC Corporation, Taiwan- Corporate Bonds

Date of events: 2011/01/06

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): CPC Corporation, Taiwan- Corporate Bonds (Code: B71853)

2. Date of occurrence of the event: 2011/01/06~2011/01/06

3. Volume, unit price, and total monetary amount of the transaction: total amount: NT$410,972,478.

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Yuanta Securities; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: negotiated price; market value; Depending on the internal authorized level.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): Denomination NT$1,000,000,000; N/A; N/A.

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 5.87% of total assets; 6.65% of total shareholder’s equity; NT$50,738,899,000.

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Hold to maturity

15. Net worth per share of company underlying securities acquired or disposed of: NT$19.78

16. Do the directors have any objection to the present transaction?: No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: None.

EXHIBIT 13

The Company announces its unaudited revenue for December 2010

Date of events: 2011/01/10

Contents:

1. Date of occurrence of the event: 2011/01/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of December 2010, total revenue decreased by 2.2% year-over-year to NT$16.09 billion. Operating income for the month was NT$3.64 billion, net income NT$3.13 billion and EPS NT$0.32. For the forth season of 2010, total revenue increased by 0.8% year-over-year to NT$47.81 billion, operating income was NT$12.62 billion, net income 10.75 billion and EPS NT$1.11; For the whole year of 2010, total revenue increased by 1.3% year-over-year to NT$186.41 billion, operating income was NT$55.74 billion, net income NT$47.69 billion and EPS NT$4.92.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 14

Chunghwa Telecom

January 10, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Dec 2010

1) Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
Dec	Invoice amount	18,193,382	17,838,231	(+)355,151	(+)1.99%
Jan-Dec	Invoice amount	204,653,854	202,927,261	(+)1,726,592	(+)0.85%
Dec	Net sales	16,090,038	16,448,566	(-) 358,528	(-)2.18%
Jan-Dec	Net sales	186,410,943	184,040,272	(+)2,370,671	(+)1.29%

b Trading purpose: None